Filed Pursuant to Rule 433

Registration No. 333-180054

March 7, 2013

Issuer Free Writing Prospectus, dated March 7, 2013

Avon Products, Inc.

$250,000,000 2.375% Notes due 2016

$500,000,000 4.600% Notes due 2020

$500,000,000 5.000% Notes due 2023

$250,000,000 6.950% Notes due 2043

The following information supplements the Preliminary Prospectus Supplement, dated March 6, 2013, filed pursuant to Rule 424(b)(3) promulgated under the Securities Act, Registration No. 333-180054.

Issuer:	Avon Products, Inc.

Security:	2.375% Notes due 2016 4.600% Notes due 2020 5.000% Notes due 2023 6.950% Notes due 2043

Size:	$250,000,000 for the 2016 Notes $500,000,000 for the 2020 Notes $500,000,000 for the 2023 Notes $250,000,000 for the 2043 Notes

Trade Date:	March 7, 2013

Settlement Date:	March 12, 2013 (T+3)

Maturity Date:	March 15, 2016 for the 2016 Notes March 15, 2020 for the 2020 Notes March 15, 2023 for the 2023 Notes March 15, 2043 for the 2043 Notes

Coupon:	2.375% for the 2016 Notes 4.600% for the 2020 Notes 5.000% for the 2023 Notes 6.950% for the 2043 Notes

Interest Payment Dates:

March 15 and September 15, commencing September 15, 2013, for the 2016 Notes

March 15 and September 15, commencing September 15, 2013, for the 2020 Notes

March 15 and September 15, commencing September 15, 2013, for the 2023 Notes

March 15 and September 15, commencing September 15, 2013, for the 2043 Notes

Day Count:	30/360

Price to Public:	99.945% of principal amount for the 2016 Notes 99.851% of principal amount for the 2020 Notes 99.030% of principal amount for the 2023 Notes 99.711% of principal amount for the 2043 Notes

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Benchmark Treasury:

UST 0.375% due February 15, 2016 for the 2016 Notes

UST 1.250% due February 29, 2020 for the 2020 Notes

UST 2.000% due February 15, 2023 for the 2023 Notes

UST 2.750% due November 15, 2042 for the 2043 Notes

Benchmark Treasury Price & Yield:	99-30 1/4; 0.394% for the 2016 Notes 99-05+; 1.375% for the 2020 Notes 100-00; 2.000% for the 2023 Notes 91-00; 3.223% for the 2043 Notes

Spread to Benchmark Treasury:	+ 200 bps for the 2016 Notes + 325 bps for the 2020 Notes + 312.5 bps for the 2023 Notes + 375 bps for the 2043 Notes

Yield to Maturity:	2.394% for the 2016 Notes 4.625% for the 2020 Notes 5.125% for the 2023 Notes 6.973% for the 2043 Notes

Make-Whole Call:	T + 30 bps for the 2016 Notes T + 50 bps for the 2020 Notes T + 50 bps for the 2023 Notes T + 50 bps for the 2043 Notes

CUSIP/ISIN:	054303 AY8 / US054303AY84 for the 2016 Notes 054303 AX0 / US054303AX02 for the 2020 Notes 054303 BA9 / US054303BA99 for the 2023 Notes 054303 AZ5 / US054303AZ59 for the 2043 Notes

Anticipated Ratings:*	Baa2 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services

Use of Proceeds:	We intend to use the net proceeds from this offering, together with cash on hand, to repay approximately $500 million of the indebtedness outstanding under our $550.0 million term loan agreement (subject to any adjustment pursuant to the proposed amendment summarized below) and to repay in full our 4.625% Notes due 2013 (which mature on May 15, 2013), our Private Notes (as defined below) (which, following a notice of prepayment, we are required to prepay on March 29, 2013) and for general corporate purposes (which may include the redemption in full of our 5.625% Notes due 2014 (which mature on March 1, 2014), a process we anticipate initiating shortly following the consummation of this offering). As of December 31, 2012, (i) the total outstanding aggregate principal amount of our 2.60% Senior Notes, Series A, due November 23, 2015, our 4.03% Senior Notes, Series B, due November 23, 2020 and our 4.18% Senior Notes, Series C, due November 23, 2022 (collectively, the “Private Notes”) was $535.0 million, (ii) the outstanding aggregate principal amount of our 4.625% Notes due 2013 was $125.0 million and (iii) the outstanding aggregate principal amount of our 5.625% Notes due 2014 was $500.0 million. We are required to prepay our term loan in an amount equal to 50% of the net cash proceeds received from certain incurrences of debt for borrowed money in excess of $500.0 million, including the net cash proceeds of this offering, but are currently discussing with the lenders under our term loan agreement an amendment that would allow lenders who wish to remain as lenders under our term loan agreement to not accept such prepayment. Further, we are required to repay an amount equal to 25% of the aggregate principal amount of the term loans on June 29, 2014, and the remaining outstanding principal amount of the term loans on June 29, 2015. As of December 31, 2012, the weighted average annual interest rate on our borrowings under the term loan agreement was 2.562%.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp, HSBC Securities (USA) Inc., Santander Investment Securities Inc.

Senior Co-Managers:	Lloyds Securities Inc., The Williams Capital Group, L.P., U.S. Bancorp Investments, Inc.

Co-Managers:	Banco Bradesco BBI S.A., Intesa Sanpaolo SpA, SMBC Nikko Capital Markets Limited

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman, Sachs & Co. at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.